Filed by Vanguard Natural Resources, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Encore Energy Partners LP
Commission File No.: 1- 33676

Important Notice to Investors

This communication does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by Vanguard Natural Resources, LLC (“VNR”) and Encore Energy Partners LP (“ENP”), pursuant to a registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).

If the proposed merger is approved, a registration statement of VNR, which will include a joint proxy statement of ENP and VNR, which will also constitute a prospectus of VNR, and other materials will be filed with the SEC. IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENP, VNR AND THE PROPOSED MERGER. If and when applicable, investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents containing information about ENP and VNR, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication includes forward-looking statements. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements that involve certain risks and uncertainties, such as ENP’s expectations regarding future results, capital expenditures, project completions, liquidity and financial market conditions. These risks and uncertainties include, among other things, whether the proposed transaction is consummated at all or on initial terms proposed and factors discussed in ENP’s filings with the SEC. If any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. ENP disclaims any intention or obligation to update publicly or reverse such statements, whether as a result of new information, future events or otherwise.

*****

The following is the transcript of ENP’s earnings conference call on Tuesday, May 10, 2011.

ENCORE ENERGY PARTNERS, #4434758
ENCORE ENERGY PARTNERS FIRST QUARTER 2011 EARNINGS CONFERENCE CALL
May 10, 2011, 10:00 AM CT
Chairperson: Scott Smith (Mgmt.)

Operator:
Ladies and gentlemen, welcome to the Encore Energy Partners First Quarter 2011 Earnings Call on the 10th of May, 2011.  Throughout today's recorded presentation, all parties will be in a listen-only mode.  After the presentation, there will be an opportunity to ask questions.  If any participant has difficulty hearing the presentation, please press the star, followed by the zero, on your telephone for operator assistance.

I will now hand the conference over to Miss Lisa Godfrey. Please go ahead, madame.

Lisa Godfrey:	Thank you. Good morning everyone and welcome to the Encore Energy Partners LP First Quarter 2011 Earnings Conference Call. We appreciate you joining us today.

Before I introduce Scott Smith, the President and Chief Executive Officer of our general partner, I have a few pieces of information to share with you.  If you would like to listen to a replay of today’s call, it will be available through June 10th, 2011, and may be accessed by calling 303-590-3030 and using the pass code 4434758.  A webcast archive will also be available on the Investor Relations page of the Company’s website at www.encoreenp.com and will be accessible for approximately 30 days.  For more information, or if you would like to be on our email distribution list to receive future news releases, please contact me at 832-327-2234 or via email at enpir@vnrllc.com.  This information was also provided in this morning’s earnings release.  Please note, the information reported on this call speaks only as of today, May 10th, and therefore you are advised that time-sensitive information may no longer be accurate as of the time of any replay.

Before we get started, please note that some of the comments today could be considered forward-looking statements and are based on certain assumptions and expectations of Management.  For a detailed list of all the risk factors associated with our business, please refer to our 10-Q that will be filed later this week and will be available on our website under the Investor Relations tab and on Edgar.

Now, I would like to turn the call over to Scott Smith, President and Chief Executive Officer of the general partner of Encore Energy Partners LP.

Scott Smith:
Thank you, Lisa, and welcome everyone and thanks to you all for joining us today on this conference call to review our financial results for the first quarter of 2011.  I’m joined this morning by Richard Robert, our Executive Vice President and Chief Financial Officer, and Britt Pence, our Vice President of Engineering.

This morning I will start with a brief summary of the production results for the quarter and then shift focus to our capital spending and then end with a brief discussion of our business development efforts and proposed transaction with Vanguard Natural Resources.  I’ll then turn over the call to Richard for a financial review and once he’s finished, we’ll open the line up for Q&A.

Let me begin with a brief summary of this quarter’s production.  Average daily production for the first quarter of 2011 was 5,444 barrels of oil, 15,368,000 Mcf of natural gas and 457 barrels of natural gas liquids, for a combined 8,463 barrels of oil equivalent per day.  This is approximately 6.3% less than the Partnership’s production of 9,034 barrels equivalent per day which they saw in the first quarter of 2010.  I’d like to point out that during the first quarter we experienced some production-related outages as a result of the extreme weather conditions, primarily in the Williston and Permian regions.  The negative impact on our production for the quarter was approximately 109 EBOE per day.

With respect to our capital spending, during the first quarter we invested 1.2 million in our development and exploitation programs as compared to 600,000 in the first quarter of 2010.  The capex budget for the second and third quarters of 2011 is approximately 3.2 million and 10.3 million, respectively.  Approximately 8 million of this budgeted capex for Q2 and Q3 includes the drilling of eight development oil wells in the Elk Basin field in Wyoming with the remaining budget allocated for a variety of recompletions as well as normal anticipation in drilling on non-operated properties.  The remaining $4.8- to $6.3 million forecasted spending in 2011, excluding any acquisitions, is scheduled to be spent during the fourth quarter of this year.

Our engineering and geological staff continue to evaluate the development and exploitation potential within the ENP property base and we’re confident that there will be further opportunities for enhanced production and continued development of these assets as we continue to work the properties.  This effort by our team is already paying off as next week we’re getting ready to recomplete an existing low-volume gas well in the Permian and they could add an incremental 500 to 1,000 Mcf per day with a nominal investment.

On the acquisition front, we’ve been very actively engaged in reviewing and making bids on acquisitions of properties that would be complementary to the ENP asset base.  Unfortunately, we haven’t been the winning bidder on these acquisitions but we’re confident that given time we’ll be able to acquire new properties that will add to the ENP portfolio.  We remain prudent in our bidding process and our efforts reflect our core principal that each potential acquisition should be immediately accretive to the Partnership’s cash flow.

Now, a couple of comments on our transaction with Vanguard.  As I’m sure you all know, on March 24th, Vanguard delivered a formal proposal to the Conflicts Committee of the Board of the ENP General Partnership to acquire all of the outstanding common units of Encore for consideration of 0.72 common units of Vanguard for each outstanding common unit of ENP in a transaction to be structured as a merger of ENP with subsidiary Vanguard.  The Conflicts Committee of ENP has retained Bracewell & Guiliani, and Jefferies & Company to assist in the evaluation of the proposal for Vanguard.  The proposal is subject to customary terms and conditions including applicable Board and Special Committee approvals and the negotiation of definitive agreements.  The independent Conflicts Committee of ENP and its advisors are currently considering the proposal and expect to respond to Vanguard Conflicts Committee in due course.

Now I’ll turn the call over to Richard for the financial review.

Richard Robert:
Thanks, Scott.  Good morning.  Let me start by providing a brief summary of the results for the first quarter.  ENP reported a net loss of 34.4 million for the first quarter of 2011, or $0.76 per unit, as compared to net income of 17.4 million for the first quarter of 2010, or $0.38 per unit.  However, after excluding unrealized non-cash gains and losses on our commodity and interest rate derivative contracts as reflected in the reconciliation schedules attached to the press release, the Adjusted net income for the first quarter of 2011 was 13.3 million or $0.29 per unit which represents an 18% increase from the 11.3 million of Adjusted net income, or $.025 earned in the first quarter of 2010.

We reported Adjusted EBITDA of 32.3 million for the first quarter of 2011, representing a 2% increase from the 31.8 million reported in the first quarter of 2010.  Despite a 6% drop in production on BOE basis, our oil and natural gas revenues were relatively consistent between first quarter 2011 and first quarter 2010 at 47.2 million and 48.6 million, respectively.  This can be attributed to an increase in the realized price of oil and natural gas liquids.  Distributable cash flow remain flat at 27.8 million for the first quarter of 2011 as compared to 27.9 for the first quarter of 2010.  This 27.8 million represented a distribution coverage ratio of 1.24 times based on the previously announced $0.49 distribution rate, as compared to the 1.22 times coverage ratio in the first quarter 2010.

Now on a more detailed level, I’d like to discuss our revenue and lease operating expense results.  All revenues increased 8% from 36 million in the first quarter of 2010, 39 million in the first quarter of 2011, as a result of a $6.07 per barrel increase in our average realized oil price with flat production volumes.  The average NYMEX oil price increased from $78.61 per barrel in the first quarter of 2010 to $94.25 per barrel in the first quarter of 2011, however, it is important to note that we did not reap the benefit—the entire benefit of the 20% increase in the NYMEX oil price.  This is because we don’t sell all of our production based on NYMEX WTI pricing.  Our largest percentage of oil is produced in the Elk Basin which is priced off of a combination of YONEX [ph] and [Inaudible] Canada indices.  The price of oil for these two indices did not increase at the same rate that NYMEX increased.  This is referred to as a widening of the basis differential between these locations.  Our negative differential to NYMEX oil pricing increased from $5.04 in first quarter 2010 to $14.61 in the first quarter of 2011.  So although the NYMEX oil price went up 20%, we only realized an 8% increase.

On the natural gas side, our natural gas revenues decreased 33% from 8.6 million in the first quarter of 2010 to 5.8 million in the first quarter of ’11 as a result of a $1.50 per Mcf decrease in our average realized natural gas price and a 9% decrease in our natural gas production volumes.  Our lower average realized natural gas price was principally due to a decline in the NYMEX price that went from 5.36 in the first quarter of ’10 to 4.11 for Mcf [unintelligible] in the first quarter of 2011.  Our 9% decline in nats gas production was primarily due to natural production declines in our Permian Basin area and some weather-related production outages.

Now, shifting to the expenses side of our operations, we experienced a 21% decline in our production expenses for the comparable quarters.  The principal driver of this decline was in lease operating expenses.  Reported LOE decreased 3.6 million from 11.6 million in the first quarter of 2010 to 8 million in the first quarter of 2011 primarily due to lower than anticipated costs for work-in-progress at year-end resulting in a 1.6 million offset to current year activity.  Current year LOE excluding this offset was 9.7 million which is consistent with Management’s expectations.  However, this normalized level of 9.7 million was still lower than the prior year amount of 11.6 million, principally due to expensed work over costs incurred in the Big Horn Basin in the first quarter of 2010, as well as higher bonus and non-cash stock compensation costs associated with the field employees in the first quarter of 2010 which were not incurred at the same level in the first quarter of 2011.

In regards to our credit facility, you may have remembered I mentioned on our last earnings call in February that the credit facility was set to mature in March 2012 which meant that all outstanding borrowings under the revolving credit facility would be reflected as current liabilities on the balance sheet starting in March 2011.  We considered the various options and determined it was in the best interest of the Encore unit holders to simply let the facility go current.  We are currently evaluating our options which based on discussions with lenders include extending the term of the revolving credit facility or refinancing under a new revolving credit facility.  We will continue to monitor these options with lenders and consider other potential solutions in the coming months.  However, the size or term of any extension to the revolving credit facility or replacement of the credit facility may be impacted should we consummate the proposed merger with Vanguard.

At March 31, 2011, we had 224 million outstanding under the revolving credit facility and 151 million of remaining availability.  However, on April 14th, the borrowing base was increased 25 million to 400 million pursuant to the semi-annual redetermination.  Currently, we continue to have 224 million of outstanding borrowings and our liquidity has improved to 176 million as a result of the borrowing base increase.

Another positive development to note is that on January 31 this year, $100 million of interest rate hedges expired.  The weighted average LIBOR rate on these expired swaps was 3.1% and when compared with the current 1-month LIBOR rate of approximately 0.25%, it means that ENP is poised to save a fairly significant amount of interest costs going forward, assuming that LIBOR rates don’t spike in the near future.  The only remaining interest rate hedge is for $50 million at a LIBOR rate of 2.42% which expires in March 2012.  We will continue to look for opportunities to improve our hedge position in interest rates as well as oil and natural gas.

On May 13th, 2011, Encore unit holders of record on May 6th will receive a quarterly distribution of $0.49 per unit.  As we have mentioned several times in the past, ENP is unique among upstream Master limited partnerships as it employs a variable rate distribution policy whereby the Partnership uses a formulaic guideline to calculate the amount of the quarterly distribution.  A guideline suggests that the Partnership will pay an implied minimum distribution of $1.73 per unit annually and then include 50% of the excess cash flow above the minimum 1.1 time distribution coverage ratio.  As there can be significant fluctuations in distributable cash flow from quarter to quarter primarily based on the timing of capital expenditures, the amount of each quarterly distribution typically considers the expected distributable cash flow for the following 12 months to minimize the volatility in the quarterly distribution rate.  However, for the first quarter, the ENP GP Board elected to not consider the timing of capital expenditures for the next 12 months and simply set the distribution level based on the results of the first quarter.  As Scott mentioned earlier in the call, the capital expenditures for first quarter were only 1.2 million and we generated a healthy 1.24 times coverage ratio.  Therefore, the Board approved a $0.49 per unit quarterly distribution payment for the first quarter which represents only a $0.01 decrease from the $0.50 per unit distribution paid in 2010.  But please keep in mind that the capital expenditure budget for the second, third and fourth quarter of 2011 is substantially higher with the bulk of the capital expenditure budget forecasted to be spent in the third quarter of 2011 at 10.3 million.  It’s important to bring to your attention this capital expenditure timeline.  While we believe capex spending is important as it provides long-term value to unit holders by maintaining well production and reducing the decline rate, it is likely that ENP will generate less distributable cash flow in the next three quarters and ENP unit holders can expect to see a reduction in the distribution rate.

This concludes my comments. We’d be happy to take any questions at this time.

Operator:
Thank you, sir.  If any participant would like to ask a question, please press the star, followed by the one, on your telephone.  If you wish to cancel this request, please press the star, followed by the two.  Questions will be polled in the order they are received.  There will be a short pause whilst participants register for a question.

The first question comes from Michael Blum. Please go ahead, sir.

Michael Blum:	Hi. Good morning guys.

Scott Smith:	Hey Michael.

Michael Blum:
Just one quick question for me.  During this time period where you have the proposed merger of VNR and Encore out there, will that preclude you from bidding or being active in the acquisition market or not?

Scott Smith:
No, it doesn’t preclude us at all.  We’re active every day in the market.  We have a business opportunity policy that was approved by both boards of directors that basically sets forth how we will acquisitions in certain geographic areas and we have made proposals on the ENP side that would have been 100% ENP transactions because they are in ENP operating areas and other offers that would have been split 50/50.  So the simple answer is no.  We’re continuing to make offers and evaluate properties every day of the week.

Richard Robert:
Hello.  This is Richard, Michael.  I would add that if we move forward with this transaction, this merger, and proxies are filed with the SEC, at that point it becomes more problematic to make a material acquisition because then you’ve got to go back and change all your documents so if we’re ever in the penalty box, it would be at that point only.

Michael Blum:	Okay. Thanks, guys.

Scott Smith:	Thanks, Michael.

Operator:	Once again, if you would like to ask a question, please press the star, followed by the one, on your telephone. To cancel the request, please press the star, followed by the two.

The next question comes from Kevin Smith. Please go ahead.

Kevin Smith:	Hi. Good morning, gentlemen.

Scott Smith:	Hi, Kevin.

Richard Robert:	Hi, Kevin.

Kevin Smith:
Can you talk about maybe the timing of the merger process and, you know, clearly you can’t give me definitive dates but how long you would expect this process to last and when do we expect to hear more details?

Scott Smith:
Kevin, all I can tell you is that we’ve been asked to provide data, we have done so and, you know, they’ll get back to us in due course.  We don’t have any real clarity at all on what the timing may be.

Kevin Smith:	Okay.

Richard Robert:
Yes and also the other wild card is how long will it take the SEC—if we move forward, how long the SEC will take to review the proxies.  Now, you never know; it could take days, weeks, months, who knows?

Kevin Smith:	Got you. When—forgive me, when is—your borrowing base facility matures in what? March of 2012, so you’d need to do something by what? Probably by year-end on the borrowing base.

Richard Robert:	Yes, certainly. I would not—yes, I don’t expect it will be—I don’t expect we’ll be waiting that long.

Kevin Smith:	Okay. Fair enough.

Scott Smith:	Thanks, Kevin.

Operator:	Once again, if you would like to ask a question, please press the star, followed by the one, on your telephone. To cancel the request, please press the star, followed by the two.

The next question comes from Jeff Robertson [ph]. Please go ahead, sir.

Jeff Robertson:
Thanks.  Richard, I might have missed this when you were going through it because I was a little bit distracted but on the capital pattern for the rest of the year, can you talk about what the timing of the production from that capital would be and in other words is it workover?  Is it add production in fairly short order or is it drilling that might take a little bit longer?

Richard Robert:
I mean it’s a combination of both, Jeff.  I mean some of the capital is for recompletions and you do see an impact of that relatively quickly but I’d say the lion’s share of the production increases are going to come from new drilling and, as you know, that’s typically a one quarter lag.  And with the bulk of our capital in drilling being spent in the third quarter, I wouldn’t anticipate seeing much of a production impact until the fourth quarter.

Jeff Robertson:	And secondly, would—how much of that capital would be spent on projects that would add new proved reserves versus converting existing either non-producing or proved undeveloped reserves?

Britt Pence:	Most of the—this is Britt. Most of the capital is going to be spent on developing proved undeveloped reserves so wouldn’t anticipate any significant reserve adds associated with it.

Jeff Robertson:	Okay. Thank you.

Operator:	As a reminder, if you would like to ask a question, please press the star, followed by the one, on your telephone.

There appear to be no further questions at this time. Please continue with any other points you wish to raise.

Scott Smith:
That’s about all for now.  We really appreciate everybody dialing in and listening to our call.  Obviously lots of good things going on here at Encore and we’ll obviously keep everybody apprised if there’s any newsworthy events that comes down here in the next couple of months.  Thanks again for joining us this morning.

Operator:	This concludes the Encore Energy Partners First Quarter 2011 Earnings Call. Thank you for participating. You may now disconnect.

END